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FORM 12b-25	SEC FILE NUMBER
000-50621

CUSIP NUMBER
NOTIFICATION OF LATE FILING	25688M 10 7

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: June 30, 2016

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Dolphin Digital Media, Inc.
Full Name of Registrant

Former Name if Applicable

2151 S LeJeune Road, Suite 150
Address of Principal Executive Office (Street and Number)

Coral Gables, Florida 33134
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Form 10-Q could not be filed within the prescribed time because additional time is required by Registrant’s management and auditors to prepare certain financial information to be included in such report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mirta A Negrini	(305)	774-0407
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the three and six months ended June 30, 2016, the Company incurred loss on extinguishment of debt of approximately $4.7 million and $5.8 million, respectively, as compared to $0 for the same periods in the prior year. This was a result of the Company entering into agreements with certain noteholders, including Dolphin Entertainment, Inc., an entity wholly owned by its Chief Executive Officer, to convert an aggregate amount of approximately $26.6 million of debt outstanding into approximately 5.3 million shares of the Company’s common stock, par value $0.15 per share (the “Common Stock”), at a price of $5.00 per share of Common Stock. The conversions occurred on days when the market price per share of Common Stock was between $6.00 and $6.99 per share. In addition, during the three and six months ended June 30, 2016, interest expense increased by approximately $1.1 million and $1.8 million, respectively, as compared to the same periods in the prior year. The increases were primarily related to $12.5 million in loan and security agreements entered into by the Company during 2015 for its film division.
The Company incurred net loss of approximately $11.2 million per share for the six months ended June 30, 2016, and approximately $7.7 million for the three months ended June 30, 2016 as compared to approximately $4.4 million for the six months ended June 30, 2015 and approximately $2.1 million for the three months ended June 30, 2015. Net loss for the three and six months ended June 30, 2016 was primarily related to the factors discussed above.

DOLPHIN DIGITAL MEDIA, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2016		By:	/s/ Mirta A Negrini
Name: Mirta A Negrini
Title: Chief Financial and Operating Officer